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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:

811-10263	November 3, 2014

2.	State identification Number: N/A

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY

Other (specify):

3.	Exact name of investment company as specified in registration statement:

GuideStone Funds

4.	Address of principal executive office (number, street, city, state, zip code):

2401 Cedar Spring Road, Dallas, Texas 75201-1498

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of GuideStone Funds:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that GuideStone Funds’ complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of November 3, 2014, of all securities managed by Northern Trust Investments, Inc. in the Equity Index Fund and Value Equity Fund (the “Equity Funds”). Management is responsible for the Equity Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Equity Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Equity Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 3, 2014, and with respect to agreement of security purchases and sales, for the period from August 25, 2014 (the date of our last examination), through November 3, 2014:

•	Confirmation of all securities held in book entry form at the Depository Trust Company on behalf of Northern Trust Company. Reconciliation of a sample of securities between Depository Trust Company and Northern Trust Company for securities managed by Northern Trust Investments, Inc. for the Equity Funds;

•	Inspection of subsequent cash statements evidencing settlement of all open trades of the Equity Funds;

•	Reconciliation of all such securities of the Equity Funds to the books and records of the Equity Funds and Northern Trust Company, the Custodian;

•	Agreement of 10 security purchases and 10 security sales or maturities since our last report from the books and records of the Equity Index Fund and 2 security purchases and 10 security sales or maturities since our last report from the books and records of the Value Equity Fund to trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Equity Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Equity Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 3, 2014 with respect to securities reflected in the investment account of the Equity Funds’ is fairly stated, in all material respects.

This report is intended solely for the information and use of management and Board of Trustees of GuideStone Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

February 27, 2015

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7042

T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us

February 27, 2015

Mr. Brian Flynn

PricewaterhouseCoopers LLP

Two Commerce Square, Suite 1700

2001 Market Street

Philadelphia, PA 19103-7042

Re:	Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Dear Mr. Flynn:

We, as members of management of the GuideStone Funds (the “Trust”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 3, 2014, and from August 25, 2014 through November 3, 2014 for all securities managed by Northern Trust Investments, Inc. in the GuideStone Equity Index Fund and the GuideStone Value Equity Fund (the “Equity Funds”).

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 3, 2014, and from August 25, 2014 through November 3, 2014, with respect to securities reflected in the investment account of the Equity Funds.

GuideStone Funds

By:	/s/ John R. Jones
John R. Jones, President

/s/ Jeffrey P. Billinger
Jeffrey P. Billinger, Vice President and Treasurer

/s/ Cherika N. Latham
Cherika N. Latham, Chief Legal Officer and Secretary

2401 Cedar Springs Road

Dallas, TX 75201-1498

1-888-GS-FUNDS (1-888-473-8637)

www.GuideStoneFunds.com